April 20, 2023

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Attn: Michael Killoy and Perry Hindin

Re:	Ault Alliance, Inc. Schedule TO-I Filed March 31, 2023 File No. 005-50273

Ladies and Gentleman:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated April 13, 2023 (the “Staff Letter”), with regard to the above-referenced Schedule TO-I (the “Schedule TO”). We have reviewed the Staff Letter with our client, Ault Alliance, Inc., a Delaware corporation (the “Company”), and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Concurrently with the submission of this letter, the Company is filing via the SEC’s EDGAR system Amendment No. 1 to the Schedule TO (the “Amendment”) that reflects the revisions described in this letter. Terms that are not otherwise defined have the meanings ascribed to them in the Offer to Exchange filed by the Company on March 31, 2023 (the “Offer to Exchange”).

Schedule TO-I filed March 31, 2023

General

1.	Given that Common Stock may only be tendered in increments of 200 shares, please advise holders who wish to participate but hold less than 200 shares what actions they can take if they wish to participate in the Offer.

Response: We acknowledge the Staff’s comment and have revised the Offer to Exchange in the Amendment to include the following disclosure:

April 20, 2023

“If you own less than 200 shares of Common Stock you may not participate in the Offer. If you desire to participate in the Offer, then you must purchase more shares of Common Stock such that you own at least 200 shares. Upon owning 200 shares of Common Stock you may participate in the Offer, subject to the terms and conditions of the Offer.”

2.	Given that if the Offer is fully subscribed, 80% of the Company’s outstanding Stock as of March 28, 2023 will be purchased, please advise why the Offer is not the first step in a going-private transaction subject to Exchange Act Rule 13e-3. We note that Rule 13e- 3(g)(2) does not appear to be applicable to this transaction given that the Series H Preferred Stock do not have any voting rights (except as required by law) or the right to any capital appreciation. Please note that Exchange Act Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction but is effected “as a part, or in furtherance, of” a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. See Question & Answer No. 4 of Exchange Act Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703. Furthermore, in the absence of an intent of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably likely to produce any of the requisite effects must be based in part upon consideration of “past, current and planned” transactions. In light of the foregoing, please advise us why the Offer should not be deemed to constitute the first step in a series of transactions having a “going private effect” within the meaning of Rule 13e-3(a)(3)(ii).

Response: We acknowledge the Staff’s comment and have revised the Offer to Exchange in the Amendment to add a condition that the Offer will not result in the delisting of the Common Stock from the NYSE American.

We respectfully submit that the Offer is not the first step in a going-private transaction under Rule 13e-3 of the Exchange Act. A going-private transaction or “Rule 13e-3 transaction” under Rule 13e-3(a)(3) is a transaction that has a “reasonable likelihood or a purpose” of causing any class of public equity securities of the target company to be either eligible for termination from registration or reporting obligations under the Exchange Act or removed from listing on a national securities exchange.

The Company’s purpose is not to cause the Common Stock to be eligible for termination from registration or reporting obligations under the Exchange Act or to be removed from listing on a national securities exchange. As stated in the Offer to Exchange the Company is attempting to provide its stockholders with what it believes is a security that more accurately reflects the Company’s accomplishments and intrinsic value. Further, the Offer is part of the Company’s continued efforts to meet the NYSE American’s listing standards. In addition, the Company is seeking to list the Series H Preferred Stock on the NYSE American and intends to maintain the Common Stock listing on the NYSE American.

April 20, 2023

Furthermore, as set forth in the Q&A No. 4 in SEC Release 34-17719 (the “Release”), “in the absence of a purpose of producing or facilitating the production of any of the specified effects, the determination of whether a transaction or series of transactions is likely to produce any of such effects must take into account past, current and planned transactions by the issuer, its affiliates and others, as well as other factors which may contribute to the production of such effects.”

The Company asserts that the Offer is not reasonably likely to produce any of the above mentioned effects related to a going-private transaction. First, the Company has approximately 39 record holders of Common Stock, which is less than the 300 record holders of Common Stock that would make the Company eligible to terminate its registration and reporting obligations under the Exchange Act. As such, the Offer does not make it any more likely that the Company will be eligible for deregistration or termination of the reporting obligations under the Exchange Act. If the Company desired to deregister and terminate its reporting obligations under the Exchange Act, it would not need to do so through the Offer. Second, the Company has added a closing condition that the Offer will not result in the delisting of the Common Stock from the NYSE American. We would note that under the NYSE American Company Guide, the number of shareholders of a listed company must be greater than 400 as determined at the beneficial holder level, including a look-through of custodians, brokers and banks to the underlying beneficial owners. As of the date of this letter, the Company has in excess of [6,000] beneficial owners of its Common Stock. Third, the Company does not have any past, current or planned transactions that contemplate the Company’s going-private within the meaning of Section 13e-3 of the Exchange Act. Finally, as indicated earlier, the Offer is part of the Company’s continued efforts to meet the NYSE American’s listing standards and the Company is seeking to list the Series H Preferred Stock on the NYSE American.

Based upon the facts and circumstances described above, the Company does not believe that the Offer constitutes a Rule 13e-3 transaction as defined in Rule 13e-3(a)(3).

Disclaimer Regarding Forward-Looking Statements, page 1

3.	We note the statement in the first sentence that the materials contain “forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934.” The safe harbor provisions of the Private Securities Litigation Reform Act do not apply to statements made in connection with a tender offer. See Section 27A (b)(2)(c) of the Securities Act of 1933 and Section 21E(b)(2)(c) of the Securities Exchange Act of 1934. Please revise or delete the first sentence of this section accordingly. We also note the statement that “[w]e undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of these Offer Documents.” Such statement is inconsistent with the Company’s obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Exchange Act Rule 13e-4(c)(3), (d)(2) and (e)(3). Please revise such statement accordingly.

April 20, 2023

Response: We acknowledge the Staff’s comment and have revised the Offer to Exchange in the Amendment to delete the aforementioned statements.

Expiration Date; Extensions; Amendments, page 17

4.	We note the following statement that the Company “expressly reserve[s] the right to delay acceptance of any shares of Common Stock, to extend the Offer, or to terminate the Offer and not accept the shares of Common Stock not previously tendered, in each case in our sole discretion.” We also note statements throughout the Offer to Exchange that the Company may “terminate the Offer….for any...reason if we so elect.” Please advise how the Company’s ability to terminate the Offer in its sole discretion, unrelated to the triggering of a listed condition, does not render the Offer illusory under Section 14(e) of the Exchange Act. Alternatively, please revise to state that the Company may do so only upon the failure of one or more of the Offer conditions.

Response: We acknowledge the Staff’s comment and have revised the Offer to Exchange in the Amendment to state that the Company may terminate only upon failure to satisfy the conditions to the Offer.

Conditions to the Completion of the Offer, page 23

5.	Refer to the condition listed in the fifth bullet point on page 23. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the Company. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in this bullet point includes the term “threatened” in describing an action. With a view towards revised disclosure, please advise what is meant by the term “threatened” and how it may be objectively determinable. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023).

Response: We acknowledge the Staff’s comment and have revised the Offer to Exchange in the Amendment to delete the reference to the word “threatened” in the aforementioned condition.

6.	Refer to the condition listed in the sixth bullet point on page 23, clauses (ii), (iv) and (vi) and our preceding comment. With a view towards disclosure, please advise what is meant by, and quantify if possible, “any significant adverse change in the price of securities generally in the United States or other major securities markets.” In addition, given recent events, revise to clarify what is meant by “any suspension of payments with respect to banks in the United States.” Specifically explain whether this condition is triggered by a suspension of payments by one or more than one (specify how many) banks in the United States. If this condition was triggered by recent events, please so indicate and revise to explain how the Company intends to proceed. Finally, please advise if clause (vi) has been triggered given the use of the phrase “indirectly involving the United States” and if so, how the Company intends to proceed.

April 20, 2023

Response: We acknowledge the Staff’s comment and have revised the Offer to Exchange in the Amendment to revise the condition listed in the sixth bullet point to read as follows:

“there shall not have occurred (i) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (ii) a decrease of more than [15]% in the sale price of the shares on the NYSE American or decrease of more than 10% in the general level of market prices for equity securities in the United States of the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies, in each case measured from the close of trading on March 30, 2023, the last full trading day prior to the commencement of the Offer, (iii) a material impairment in the trading market for debt securities in the United States, (iv) a declaration of a banking moratorium or any systemic suspension of payments in respect to banks in the United States or other major financial markets that is material to the Company, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that might affect the extension of credit by banks or other lending institutions, (vi) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly involving the United States or indirectly involving the United States, which results in material involvement by the United States, or (vii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.”

Historical and Unaudited Pro Forma Financial Data, page 50

7.	We note your Schedule TO incorporates by reference audited financial statements for the years ended December 31, 2021 and 2020 but does not include audited financial statements for the year ended December 31, 2022. The summarized financial information included in the Offer to Exchange covers the same periods. Please amend the Schedule TO to include audited financial statements for the year ended December 31, 2022. If such amendment will incorporate this financial information by reference instead of disclosing it directly in the Schedule TO, the disclosure materials disseminated to security holders must contain at least summarized financial information. Refer to Item 10 of Schedule TO, Item 1010 of Regulation M-A and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at https://www.sec.gov/interps/telephone/phone supplement3.htm. Additionally, please ensure sufficient time remains following dissemination of the new disclosure materials for shareholders to evaluate the updated financial information. See Exchange Act Rule 13e-4(c)(3), (d)(2), (e)(3) and footnote 70 to Release No. 23421 (July 11, 1986).

Response: We acknowledge the Staff’s comment and have revised the Offer to Exchange in the Amendment to incorporate by reference the financial information for the fiscal year ended December 31, 2022 and include summarized financial information for the fiscal year ended December 31, 2022.

April 20, 2023

Incorporation of Documents by Reference, page 54

8.	We note that you attempt to incorporate by reference into the offer document all filings made subsequent to the date of the Offer to Exchange and before the expiration of the Offer. Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F of Schedule TO specifies how you may incorporate by reference. Please revise.

Response: We acknowledge the Staff’s comment and have revised the Offer to Exchange in the Amendment to delete the “forward incorporation by reference” language.

* * *

Should any member of the Staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Schedule TO, please do not hesitate to contact me at (212) 451-2252.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:	Claudia Dubón, Esq.
Henry Nisser, President and General Counsel